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SEC FILE NUMBER
8-~~040393~~

84902

FORM X-17A-5
PART III

RECEIVED FEB 28 2002 WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PENTALPHA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Steamboat Road
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Gilbert Callahan (203) 629-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky, Goodkin & Co., P.C.
(Name — if individual, state last, first, middle name)

120 West 45th Street, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Gilbert Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

JUDY V. FERRIS
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186
www.prohomepage.com/lgcpa

INDEPENDENT AUDITORS' REPORT

To the Members of
Pentalpha Capital, LLC

We have audited the accompanying Statement of Financial Condition of Pentalpha Capital, LLC as of December 31, 2001 and the related statements of income, changes in members equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of computation of net capital and supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 12, 2002

PENTALPHA CAPITAL, LLC

BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash	$ 19,496
Receivable from brokers - clearance account	382,179
Securities and/or other investments not readily marketable-at cost	29,300
Other assets	4,679
TOTAL ASSETS	$435,654

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	16,000
Payable to broker - clearance account	30,000
Total liabilities	46,000
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	389,654
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 435,654

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF INCOME

DECEMBER 31, 2001

REVENUES	
Principal trading	$ 273,806
Investment advisory	8,273
Interest	13,836
Total revenues	295,915
EXPENSES	
Employee compensation and benefits	968,592
Occupancy costs	29,612
Other operating expenses	106,268
Taxes other than income	47,054
Total	1,151,526
Shared office expenses reimbursed	(902,551)
Total expenses	248,975
NET INCOME	$ 46,940

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2001

MEMBERS' EQUITY	
Balance, January 1,	$ 342,714
Net income for the year	46,940
Distributions	-
Balance, December 31,	$ 389,654

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 46,940
Changes in:	
Brokers receivables	(13,836)
Other assets	601
Accounts payable and accrued expenses	(43,994)
Net cash used by operating activities	(10,289)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(10,289)
CASH - BEGINNING OF YEAR	29,785
CASH - END OF YEAR	$ 19,496

See Notes to Financial Statements.

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC, "the Company", was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between a buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other income

Other income is earned from consulting and advisory services rendered.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2001, the Company's net capital was computed to be $273,496 exceeding its minimum requirements of $100,000 by $173,496.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceed the federally insured limits.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K Savings and Investment Plan covering all employees who meet length of service requirements. Total 401K expense for the year ended December 31, 2001 was $44,100.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2001, the Company received $902,551 from related entities to cover shared payroll and office expenses.

PENTALPHA CAPITAL LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2001

PENTALPHA CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2001

NET CAPITAL	
Members' equity	389,654
Less: Non-allowable assets	116,158
Net capital	$ 273,496
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 16,000
Total aggregated indebtedness	$ 16,000
CAPITAL REQUIREMENTS	
Minimum dollars net capital required	$ 100,000
6-2/3% of aggregate indebtedness	$ 1,067
Greater of capital requirements	$ 100,000
Excess net capital	173,496
Net capital	$ 273,496

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

The Company's Focus Report for the period ending December 31, 2001 is in agreement with our report dated February 12, 2002 except for the following material items:

		Submitted	Audited	Difference
930	Other assets	116,759	116,158	601
940	Total assets	436,255	435,654	601
1560	Payable to broker - clearance a/c	20,000	30,000	(10,000)
1685	Accounts payable and accrued liabilities	88,542	16,000	72,542
1760	Total liabilities	108,542	46,000	62,542
1780	Partnership	-	389,654	(389,654)
1792	Common stock	150,000	-	150,000
1793	Additional paid - in capital	720,000	-	720,000
1794	Retained earnings	(542,288)	-	(542,288)
1795	Total ownership equity	327,712	389,654	(61,942)
1810	Total liabilities and ownership equity	436,254	435,654	600
3750	Net capital	210,953	273,496	(62,543)
3770	Excess net capital	110,953	173,496	(62,543)
3840	Total aggregate indebtedness	88,542	16,000	72,542

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-9177	Salomon Smith Barney, Inc.	All

PENTALPHA CAPITAL, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL MATERIAL

PER SEC RULE X-17A-5

DECEMBER 31, 2001

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC

DECEMBER 31, 2001

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